                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                            QUARTERDECK CORPORATION
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                                (Name of Issuer)

                    Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                001751-74771210
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                                 (CUSIP number)

                                Anatoly Tikhman
                          c/o Quarterdeck Corporation
                               13160 Mindanao Way
                       Marina del Rey, California  90292
                                 (310) 309-3700
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               February 25, 1997
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            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 4 Pages)
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                                  SCHEDULE 13D


CUSIP No.  001751-74771210                                    Page 2 of 4 Pages

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 Anatoly Tikhman
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
            Not applicable
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                  [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            USA
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                      7   SOLE VOTING POWER
                          1,242,214
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,242,214
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,242,214
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.26%
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  14  TYPE OF REPORTING PERSON*
              IN
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         Reference is made to that certain Schedule 13D, dated July 18, 1996
(the "Schedule") filed by Anatoly Tikhman. Items 2 and 5 of the Schedule are hereby amended in their entirety as follows (unless otherwise indicated, defined terms have the same meaning as previously set forth in the Schedule):


ITEM 2.  IDENTITY AND BACKGROUND

         The reporting person is Anatoly Tikhman ("Tikhman"), Senior Vice President of Quarterdeck. Tikhman's and Quarterdeck's address is Quarterdeck Corporation, 13160 Mindanao Way, Marina del Rey, California 90292. Tikhman has not during the past five years been convicted in a criminal proceeding or been a party to any civil proceeding resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Tikhman is a citizen of the United States.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of March 14, 1997, Tikhman directly beneficially owned 1,242,214 shares of common stock, par value $.001 per share, of Quarterdeck ("Common Stock"), representing 3.26% of the outstanding shares of Common Stock, as to which he has sole voting and dispositive power. On the following dates, Tikhman sold the number of shares of Common Stock at the prices indicated below:

          DATE                      AMOUNT                    PRICE
          ----                      ------                    -----
         2/19/97                    24,000                    $4.13
         2/20/97                    27,675                    $4.09
         2/21/97                     5,000                    $4.03
         2/25/97                 1,143,325                    $3.75

         The transactions were effected pursuant to a Registration Statement on Form S-3 of Quarterdeck (File No. 333-10269).

         Tikhman may acquire 225,000 additional shares of Common Stock ("Option Shares") pursuant to options to purchase Common Stock, none of which are currently vested. Tikhman received these options as part of his employment by Quarterdeck. If the Option Shares are acquired by Tikhman, he will have sole voting and dispositive power with respect to those Option Shares.

         On February 25, 1997, Tikhman ceased to be the beneficial owner of more than five percent of the Common Stock. Except as indicated herein, Tikhman has not effected any transaction involving shares of Common Stock during the past sixty days.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 31, 1997                    /s/Anatoly Tikhman
                                                   -----------------------------
                                                   Anatoly Tikhman





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